SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                            Report of Foreign Private
                                     Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                                       of
                       the Securities Exchange Act of 1934


          Report on Form 6-K the period from 8 May 2006 to 19 May 2006

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F   X    Form 40-F
                                ------           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


         Enclosures:
         1. A notification dated 8 May 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 5 May 2006 the Company had 514,064,191 Ordinary shares in issue.
         2. A notification dated 8 May 2006 advising that ABN Amro Bank NV have a 4.02% interest in the issued Ordinary share capital of the Company.

         3. A notification dated 9 May 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 8 May 2006 the Company had 514,095,399 Ordinary shares in issue.
         4. A notification dated 9 May 2006 advising of a disposal by Ogier Trustee (Jersey) Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of a total of 8,519 Ordinary shares in the
              Company in which the directors have a technical interest.
         5.   A notification dated 9 May 2006 advising that the BOC Group will build a new air separation unit in south central Wisconsin.
         6. A notification dated 11 May 2006 advising that BOC will join Tongji University and Shell Hydrogen to build the first hydrogen refuelling station in Shanghai.
         7. A notification dated 11 May 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 10 May 2006 the Company had 514,109,110 Ordinary shares in issue.
         8. A notification dated 11 May 2006 advising of the publication of the Supplementary Prospectus for The BOC Group plc (pound)850,000,000 Euro Medium Term Note Programme incorporating by reference the Six Months Results for the period ended 31 March 2006.
         9. A notification dated 12 May 2006 to advise that a copy of the Company's Interim Report 2006 was available at the UKLA Document Viewing Facility.
         10. A notification dated 12 May 2006 in accordance with Rules 8.1(a) and (b) (i) of the City Code on Takeovers and Mergers advising of dealings by directors (together with their close relatives and related trusts) of The BOC Group plc and its subsidiaries and fellow subsidiaries and their associated companies.
         11. A notification dated 17 May 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 16 May 2006 the Company had 514,216,847 Ordinary shares in issue.
         12.  A notification dated 19 May 2006 advising that UBS AG have a 7.15%
              interest in the issued Ordinary share capital of the Company.
         13.  A notification dated 19 May 2006 in accordance with Rules 8.1(a)
              and (b) (i) of the City Code on Takeovers and Mergers advising of dealings by directors (together with their close relatives and related trusts) of The BOC Group plc and its subsidiaries and fellow subsidiaries and their associated companies.

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                       INFORMATION SERVICE ON 8 MAY 2006
                  AT 07.00 HRS UNDER REF: PRNUK-0805060651-E66F



8 May 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 5 May 2006 it had in issue 514,064,191 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                       INFORMATION SERVICE ON 8 MAY 2006
                  AT 13.25 HRS UNDER REF: PRNUK-0805061324-360E

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

-------------------------------------------------------------------------------------------------------------------------
1.  Name of company                                     2. Name of shareholder having a major interest
-------------------------------------------------------------------------------------------------------------------------
    THE BOC GROUP plc                                      ABN AMRO BANK NV
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
3.  Please state whether notification indicates that    4. Name of the registered holder(s) and, if more than one
    it is in respect of holding of the shareholder         holder, the number of shares held by each of them
    named in 2 above or in respect of a
    non-beneficial interest or in the case of an
    individual holder if it is a holding of that
    person's spouse or children under the age of 18
-------------------------------------------------------------------------------------------------------------------------
    NOTIFICATION IN RESPECT OF A PARTY NAMED IN 2          SEE ADDITIONAL INFORMATION
    ABOVE
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
5.  Number of                6. Percentage of issued    7. Number of shares/amount          8. Percentage of issued class
    shares/amount of            class                      of stock disposed stock
    acquired
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
9.  Class of security                                  10. Date of transaction            11.  Date company informed
-------------------------------------------------------------------------------------------------------------------------
    ORDINARY SHARES OF 25P EACH                            5 MAY 2006                          8 MAY 2006
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
12. Total holding following this notification          13. Total percentage holding of issued class following this notification
-------------------------------------------------------------------------------------------------------------------------
    20,658,269                                             4.02%
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
14. Any additional information                         15. Name of contact and telephone number for queries

-------------------------------------------------------------------------------------------------------------------------
    IN A LETTER DATED 8 MAY 2006, THE BOC GROUP plc        SARAH LARKINS
    HAS BEEN ADVISED THAT ABN AMRO BANK NV LONDON          ASSISTANT COMPANY SECRETARY
    BRANCH HOLDS A 4.02% (PREVIOUSLY 3.03%) INTEREST       01276 807383
    IN THE ORDINARY SHARE CAPITAL OF THE COMPANY.
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
16. Name and signature of authorised company official responsible for making this notification

-------------------------------------------------------------------------------------------------------------------------
    SARAH LARKINS
-------------------------------------------------------------------------------------------------------------------------

Date of notification  8 MAY 2006

-------------------------------------------------------------------------------------------------------------------------

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                       INFORMATION SERVICE ON 9 MAY 2006
                  AT 07.01 HRS UNDER REF: PRNUK-0905060655-5786



9 May 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 8 May 2006 it had in issue 514,095,399 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                       INFORMATION SERVICE ON 9 MAY 2006
                  AT 09.27 HRS UNDER REF: PRNUK-0905060927-0F04


9 May 2006

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 8 May 2006 of 8,519 Ordinary shares of 25p each in the Company at nil cost per share by Ogier Trustee (Jersey) Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 8,519 Ordinary shares, the Trustee now holds 4,271,602 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 4,271,602 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                       INFORMATION SERVICE ON 9 MAY 2006
                  AT 15.14 HRS UNDER REF: PRNUK-0905061511-B11A


                 BOC to expand production capacity in Wisconsin
  Gases to serve hospitals, food processors, metals and chemicals manufacturers

Windlesham 9 May 2006 - BOC, one of the world's largest industrial gases companies, will build a new air separation unit in south central Wisconsin to strengthen service to Midwestern customers.

BOC is investing for growth where the market conditions are right. This is the second new air separation plant BOC will begin building this year in the US, coming hard on the heels of an announcement last month to build a plant in Georgia. Since 2004, BOC has announced plans to invest more than $250 million in the US, including three new hydrogen plants.

The plant's exact location is subject to successful negotiations with the state of Wisconsin and other local approval agencies. The plant will produce over 700 tons a day of liquid oxygen and nitrogen. The gases will be trucked to hospitals, food processors, metals and chemicals manufacturers in Wisconsin, Illinois and Iowa.

Construction is expected to begin during the summer of 2006, with production starting at the end of 2007.

"BOC has seen demand in the Midwest increase steadily over the last few years, driven mostly by food processing, combustion and petrochemical applications. We've seen excellent growth in Wisconsin and the greater Chicago area and we are making this investment in order to improve service to our customers," said Trevor Burt, president of PGS North America, the BOC business making this investment.

"One location BOC is considering is in the greater Beloit area, which is located near many of our major customers in Wisconsin and the Chicago area, has the zoning and power infrastructure we need and gives us access to many of the region's major highways," Burt said.

BOC will employ between 35 to 40 people at the plant, most of whom will be truck drivers.

The Wisconsin plant, BOC's first in the state, is the second part of an effort to streamline the company's Midwest operations. It replaces an older Illinois plant that was shut several years ago. This new plant is significantly more energy efficient and has 40 percent greater capacity.

Besides increasing production capacity, the new location enables BOC to optimize its distribution patterns. Drivers will have to cover less distance to serve customers in Wisconsin and Chicago and BOC's existing plants in Illinois, Indiana and Ohio will be able to free up production to support customers located closer to them.

"This plant will strengthen our supply capability throughout the entire Midwest and will enable BOC to help customers meet their businesses' changing and growing demands," Burt said.

The BOC Group is one of the largest and most global of the world's leading gases companies. Serving two million customers in more than 50 countries, BOC employs 30,000 people and had total annual revenues of (pound)4.6 billion in 2005. Further information about The BOC Group may be obtained on the Internet at http://www.boc.com.
------------------

Contact: Christopher Marsay  -  Director, Investor Relations
         01276 477222 (International +44 1276 477222)

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                       INFORMATION SERVICE ON 11 MAY 2006
                  AT 07.03 HRS UNDER REF: PRNUK-1105060702-7713

 BOC will join Tongji University and Shell Hydrogen to build the first hydrogen refuelling station in Shanghai


Windlesham 11 May 2006 -- The BOC Group plc and Tongji University have signed a Letter of Intent to build the first hydrogen refuelling station in Shanghai. This project is part of the Ministry of Science and Technology's national programme to commercialise fuel cell vehicles in China. The station is due to be completed by the end of 2006 and will refuel three buses and 20 cars.

The project team led by Tongji University will be responsible overall for the project. BOC will provide engineering and procurement services needed to deliver the packaged hydrogen compression, storage, dispensing system and trucked in compressed gas hydrogen for the new station. Shell, which is funding part of the project, is working with Tongji University on the design, construction, maintenance and operations of the refuelling station.

BOC has previously participated in trials with hydrogen-fuelled buses in London, Detroit, Vancouver and Perth, Australia.


Notes to Editors
The BOC Group is one of the largest and most global of the world's leading gases companies. Serving two million customers in more than 50 countries, BOC employs over 30,000 people and had total revenues of (pound)4.6 billion in 2005. In Asia, BOC has been established for more than 70 years. It serves more than 55,000 customers and operates in 15 countries. BOC's investments, particularly in the chemicals, electronics and metals sectors in China, now total around US$600 million. BOC has more than twenty wholly-owned companies and joint ventures in China, employing some 1,600 people. Further information about The BOC Group may be obtained on the Internet at www.boc.com.


Contact:
Chris Marsay, Director, Investor Relations, The BOC Group
Tel. 01276 477222 (International +44 1276 477222)

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                       INFORMATION SERVICE ON 11 MAY 2006
                  AT 07.09 HRS UNDER REF: PRNUK-1105060708-9AB5


11 May 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 10 May 2006 it had in issue 514,109,110 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

            THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                             INFORMATION SERVICE ON
                   11 MAY 2006 AT 15.08 HRS UNDER REF: 8356C


Publication of Prospectus


The following prospectus has been approved by the UK Listing Authority and is available for viewing:


Supplementary Prospectus for The BOC Group plc (pound)850,000,000 Euro Medium Term Note Programme incorporating by reference the Six Months Results for the period ended 31 March 2006 of The BOC Group plc


To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8356c_-2006-5-11.pdf
-------------------------------------------------------------------


For further information, please contact

Peter Turner - Director, Taxation and Treasury
The BOC Group plc
Telephone:  01276 477222

Sarah Larkins - Assistant Company Secretary
The BOC Group plc
Telephone:01276 477222

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                       INFORMATION SERVICE ON 12 MAY 2006
                  AT 13.46 HRS UNDER REF: PRNUK-1205061340-69DB


12 May 2006

THE BOC GROUP plc - INTERIM REPORT 2006

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which, is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel.no. (0)20 7676 1000

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                       INFORMATION SERVICE ON 12 MAY 2006
                 AT 16.07 HRS UNDER REF: PRNUK-1205061606-B390
                                                                        FORM 8.1

           DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
                   FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
       (Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1.      KEY INFORMATION

--------------------------------------------------------------------------------
Name of person dealing (Note 1)                      See attached Schedule
--------------------------------------------------------------------------------
Company dealt in                                     The BOC Group plc
--------------------------------------------------------------------------------
Class of relevant security to which the dealings     Ordinary Shares of 25 pence
being disclosed relate (Note 2)                      each
--------------------------------------------------------------------------------
Date of dealing                                      See attached Schedule
--------------------------------------------------------------------------------


2.      INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

---------------------------------------------------------------------------------------------------------
                                                    Long                               Short

---------------------------------------------------------------------------------------------------------
                                      Number                        (%)  Number                      (%)
---------------------------------------------------------------------------------------------------------
(1) Relevant securities                     See attached Schedule              See attached Schedule

---------------------------------------------------------------------------------------------------------
(2) Derivatives (other than options)                N/A                                  N/A

---------------------------------------------------------------------------------------------------------
(3) Options and agreements to                       N/A                                  N/A
purchase/sell

---------------------------------------------------------------------------------------------------------
Total                                       See attached Schedule              See attached Schedule

---------------------------------------------------------------------------------------------------------

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

---------------------------------------------------------------------------------------------------------
                                                    Long                               Short
Class of relevant security:
---------------------------------------------------------------------------------------------------------
                                       Number                        (%)  Number                      (%)
---------------------------------------------------------------------------------------------------------
(1) Relevant securities                             N/A                                  N/A

---------------------------------------------------------------------------------------------------------
(2) Derivatives (other than options)                N/A                                  N/A

---------------------------------------------------------------------------------------------------------
(3) Options and agreements to                       N/A                                  N/A
purchase/sell

---------------------------------------------------------------------------------------------------------
Total                                               N/A                                  N/A

---------------------------------------------------------------------------------------------------------

(c)     Rights to subscribe (Note 3)

--------------------------------------------------------------------------------
Class of relevant security:                            Details
--------------------------------------------------------------------------------
Ordinary Shares of 25 pence each                       See attached Schedule
--------------------------------------------------------------------------------

3.      DEALINGS (Note 4)

(a)     Purchases and sales

--------------------------------------------------------------------------------
Purchase/sale                 Number of securities      Price per unit (Note 5)

--------------------------------------------------------------------------------
See attached Schedule

--------------------------------------------------------------------------------

(b)     Derivatives transactions (other than options)

-----------------------------------------------------------------------------------------------------------
Product name,                Long/short (Note 6)       Number of securities       Price per unit (Note 5)
e.g. CFD                                               (Note 7)
-----------------------------------------------------------------------------------------------------------
N/A

-----------------------------------------------------------------------------------------------------------

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

-----------------------------------------------------------------------------------------------------------
Product name,     Writing,       Number of      Exercise       Type, e.g.     Expiry         Option money
e.g. call option  selling,       securities     price          American,      date           paid/
                  purchasing,    to which the                  European etc.                 received per
                  varying etc.   option                                                      unit (Note 5)
                                 relates
                                 (Note 7)
-----------------------------------------------------------------------------------------------------------
N/A               N/A            N/A            N/A            N/A            N/A            N/A
-----------------------------------------------------------------------------------------------------------

(ii)    Exercising

-----------------------------------------------------------------------------------------------------------
Product name, e.g. call option        Number of securities               Exercise price per unit (Note 5)
-----------------------------------------------------------------------------------------------------------
See attached Schedule                 N/A                                N/A

-----------------------------------------------------------------------------------------------------------

(d)     Other dealings (including new securities) (Note 4)

--------------------------------------------------------------------------------
Nature of transaction (Note 8)    Details       Price per unit (if applicable)
                                                (Note 5)
--------------------------------------------------------------------------------
N/A                               N/A           N/A

--------------------------------------------------------------------------------

4.      OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

--------------------------------------------------------------------------------
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
--------------------------------------------------------------------------------
None
--------------------------------------------------------------------------------

Is a Supplemental Form 8 attached? (Note 9)                            NO

--------------------------------------------------------------------------------
Date of disclosure                                12 May 2006
--------------------------------------------------------------------------------
Contact name                                      Carol Hunt
--------------------------------------------------------------------------------
Telephone number                                  01276 807759
--------------------------------------------------------------------------------
Name of offeree/offeror with which associated     The BOC Group plc
--------------------------------------------------------------------------------
Specify category and nature of associate status   Category (3) - directors
(Note 10)                                         (together with their
                                                  close relatives and
                                                  related trusts) of The BOC
                                                  Group plc and its subsidiaries
                                                  and fellow subsidiaries and
                                                  their associated companies
--------------------------------------------------------------------------------


Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
---------------------------

                                    SCHEDULE
                     Form 8.1 Aggregated Dealings Disclosure
            For category 3 associates the period 5 May to 12 May 2006
            ---------------------------------------------------------
Part A - Purchases and Sales
----------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                         Resultant holding of
                                                                                                         shares
                                                                                                         (excl. shares under
Name                             Date of dealing   Purchase/Sale      Number of shares   Price ((pound)) option)

                                                                                                         Number              %
------------------------------------------------------------------------------------------------------------------------------------
Stan BOROWIEC                    8 May 2006        Purchase (option)  7,068              919p            7,068         0.001
------------------------------------------------------------------------------------------------------------------------------------
Stan BOROWIEC                    8 May 2006        Purchase (option)  6,304              980p            13,372        0.002
------------------------------------------------------------------------------------------------------------------------------------
Susan GAFFNEY                    10 May 2006       Purchase (SAYE)    191                766p            483           0.00
------------------------------------------------------------------------------------------------------------------------------------
Pascal GRANGER                   8 May 2006        Purchase (option)  1,000              851p            1,000         0.0002
------------------------------------------------------------------------------------------------------------------------------------
Pascal GRANGER                   8 May 2006        Purchase (option)  3,500              993p            4,500         0.0009
------------------------------------------------------------------------------------------------------------------------------------
Pascal GRANGER                   8 May 2006        Sale               4,500              1559p           Nil           0.00
------------------------------------------------------------------------------------------------------------------------------------
Karen Jacqueline OLIVER          10 May 2006       Purchase (SAYE)    1,353              698p            1,353         0.0002
------------------------------------------------------------------------------------------------------------------------------------

Part B - Exercising Options

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                         Resultant holding of
                                                   Product name       Number of shares   Exercise        shares under option
Name                             Date of exercise  (e.g.              acquired           price ((pound)) Number            %
                                                   option/award)                         per share
------------------------------------------------------------------------------------------------------------------------------------
Stan BOROWIEC                    8 May 2006        Option             7,068              919p            111,236      0.02
------------------------------------------------------------------------------------------------------------------------------------
Stan BOROWIEC                    8 May 2006        Option             6,304              980p            104,932      0.02
------------------------------------------------------------------------------------------------------------------------------------
Susan GAFFNEY                    10 May 2006       Option (SAYE)      191                766p            681          0.0001
------------------------------------------------------------------------------------------------------------------------------------
Pascal GRANGER                   8 May 2006        Option             1,000              851p            7,250        0.001
------------------------------------------------------------------------------------------------------------------------------------
Pascal GRANGER                   8 May 2006        Option             3,500              993p            3,750        0.0007
------------------------------------------------------------------------------------------------------------------------------------
Karen Jacqueline OLIVER          10 May 2006       Option (SAYE)      1,353              698p            20,721       0.004
------------------------------------------------------------------------------------------------------------------------------------

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                       INFORMATION SERVICE ON 17 MAY 2006
                  AT 07.24 HRS UNDER REF: PRNUK-1705060723-C8D3


17 May 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 16 May 2006 it had in issue 514,216,847 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                       INFORMATION SERVICE ON 19 MAY 2006
                  AT 12.18 HRS UNDER REF: PRNUK-1905061218-D730

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

-------------------------------------------------------------------------------------------------------------------------
1.   Name of company                                        2.  Name of shareholder having a major interest
-------------------------------------------------------------------------------------------------------------------------
     THE BOC GROUP plc                                          UBS AG
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
3. Please state whether notification indicates that         4.  Name of the registered holder(s) and, if more than one
   it is in respect of holding of the shareholder               holder, the number of shares held by each of them
   named in 2 above or in respect of a
   non-beneficial interest or in the case of an
   individual holder if it is a holding of that
   person's spouse or children under the age of 18
-------------------------------------------------------------------------------------------------------------------------
   NOTIFICATION IN RESPECT OF A PARTY NAMED IN 2                UBS AG LONDON BRANCH - 35,380,979
   ABOVE                                                        UBS GLOBAL ASSET MANAGEMENT LIFE LTD - 1,360,547
                                                                UBS SECURITIES LLC - 1,060
                                                                UBS FINANCIAL SERVICES INC - 2,250
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
5. Number of                6. Percentage of issued         7.  Number of shares/amount    8. Percentage of issued class
   shares/amount of            class                            of stock disposed stock
   acquired
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
9.   Class of security                                     10. Date of transaction       11.  Date company informed
-------------------------------------------------------------------------------------------------------------------------
     ORDINARY SHARES OF 25P EACH                               15 MAY 2006                    18 MAY 2006
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
12.  Total holding following this notification            13. Total percentage holding of issued class following this notification
-------------------------------------------------------------------------------------------------------------------------
     36,744,836                                               7.15%
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
14.  Any additional information                           15. Name of contact and telephone number for queries

-------------------------------------------------------------------------------------------------------------------------
    IN A LETTER DATED 17 MAY 2006, THE BOC GROUP plc          SARAH LARKINS
    HAS BEEN ADVISED THAT UBS AG HOLDS A 7.15%                ASSISTANT COMPANY SECRETARY
    (PREVIOUSLY 6.11%) INTEREST IN THE ORDINARY SHARE         01276 807383
    CAPITAL OF THE COMPANY.
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
16. Name and signature of authorised company official responsible for making this notification

-------------------------------------------------------------------------------------------------------------------------
    SARAH LARKINS
-------------------------------------------------------------------------------------------------------------------------

Date of notification   19 MAY 2006

-------------------------------------------------------------------------------------------------------------------------

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
              INFORMATION SERVICE ON 19 MAY 2006-05-19 AT 14.05 HRS
                         UNDER REF: PRNUK1905061347-D6A9

                                                                        FORM 8.1
           DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
                   FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
       (Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1.      KEY INFORMATION

--------------------------------------------------------------------------------
Name of person dealing (Note 1)                      See attached Schedule
--------------------------------------------------------------------------------
Company dealt in                                     The BOC Group plc
--------------------------------------------------------------------------------
Class of relevant security to which the dealings     Ordinary Shares of 25 pence
being disclosed relate (Note 2)                      each
--------------------------------------------------------------------------------
Date of dealing                                      See attached Schedule
--------------------------------------------------------------------------------


2.      INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

---------------------------------------------------------------------------------------------------------
                                                    Long                               Short

---------------------------------------------------------------------------------------------------------
                                      Number                        (%)  Number                      (%)
---------------------------------------------------------------------------------------------------------
(1) Relevant securities                     See attached Schedule              See attached Schedule

---------------------------------------------------------------------------------------------------------
(2) Derivatives (other than options)                N/A                                  N/A

---------------------------------------------------------------------------------------------------------
(3) Options and agreements to                       N/A                                  N/A
purchase/sell

---------------------------------------------------------------------------------------------------------
Total                                       See attached Schedule              See attached Schedule

---------------------------------------------------------------------------------------------------------

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

---------------------------------------------------------------------------------------------------------
                                                    Long                               Short
Class of relevant security
---------------------------------------------------------------------------------------------------------
                                    Number                        (%)  Number                      (%)
---------------------------------------------------------------------------------------------------------
(1) Relevant securities                             N/A                                  N/A

---------------------------------------------------------------------------------------------------------
(2) Derivatives (other than options)                N/A                                  N/A

---------------------------------------------------------------------------------------------------------
(3) Options and agreements to                       N/A                                  N/A
purchase/sell

---------------------------------------------------------------------------------------------------------
Total                                               N/A                                  N/A

---------------------------------------------------------------------------------------------------------

(c)     Rights to subscribe (Note 3)

--------------------------------------------------------------------------------
Class of relevant security:                            Details
--------------------------------------------------------------------------------
Ordinary Shares of 25 pence each                       See attached Schedule
--------------------------------------------------------------------------------

3.      DEALINGS (Note 4)

(a)     Purchases and sales

--------------------------------------------------------------------------------
Purchase/sale                 Number of securities      Price per unit (Note 5)

--------------------------------------------------------------------------------
See attached Schedule

--------------------------------------------------------------------------------

(b)     Derivatives transactions (other than options)

-----------------------------------------------------------------------------------------------------------
Product name,                Long/short (Note 6)       Number of securities       Price per unit (Note 5)
e.g. CFD                                               (Note 7)
-----------------------------------------------------------------------------------------------------------
N/A

-----------------------------------------------------------------------------------------------------------

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

-----------------------------------------------------------------------------------------------------------
Product name,     Writing,       Number of      Exercise       Type, e.g.     Expiry         Option money
e.g. call option  selling,       securities     price          American,      date           paid/
                  purchasing,    to which the                  European etc.                 received per
                  varying etc.   option                                                      unit (Note 5)
                                 relates
                                 (Note 7)
-----------------------------------------------------------------------------------------------------------
N/A               N/A            N/A            N/A            N/A            N/A            N/A
-----------------------------------------------------------------------------------------------------------

(ii)    Exercising

-----------------------------------------------------------------------------------------------------------
Product name, e.g. call option        Number of securities               Exercise price per unit (Note 5)
-----------------------------------------------------------------------------------------------------------
See attached Schedule                 N/A                                N/A

-----------------------------------------------------------------------------------------------------------

(d)     Other dealings (including new securities) (Note 4)

--------------------------------------------------------------------------------
Nature of transaction (Note 8)    Details       Price per unit (if applicable)
                                                (Note 5)
--------------------------------------------------------------------------------
N/A                               N/A           N/A

--------------------------------------------------------------------------------

4.      OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

--------------------------------------------------------------------------------
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
--------------------------------------------------------------------------------
None
--------------------------------------------------------------------------------

Is a Supplemental Form 8 attached? (Note 9)                            NO

--------------------------------------------------------------------------------
Date of disclosure                                19 May 2006
--------------------------------------------------------------------------------
Contact name                                      Sarah Larkins
--------------------------------------------------------------------------------
Telephone number                                  01276 807383
--------------------------------------------------------------------------------
Name of offeree/offeror with which associated     The BOC Group plc
--------------------------------------------------------------------------------
Specify category and nature of associate status   Category (3) - directors
(Note 10)                                         (together with their
                                                  close relatives and
                                                  related trusts) of The BOC
                                                  Group plc and its subsidiaries
                                                  and fellow subsidiaries and
                                                  their associated companies
--------------------------------------------------------------------------------


Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
---------------------------

                                    SCHEDULE
                     Form 8.1 Aggregated Dealings Disclosure
                     ---------------------------------------
           For category 3 associates the period 12 May to 19 May 2006
           ----------------------------------------------------------
Part A - Purchases and Sales

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                         Resultant holding of
                                                                                                         shares
                                                                                                         (excl. shares under
Name                             Date of dealing   Purchase/Sale      Number of shares   Price ((pound)) option)

                                                                                                         Number              %
------------------------------------------------------------------------------------------------------------------------------------
Steven ELLIS                     16 May 2006       Purchase (SAYE)    1,132              894p            1,132         0.0002%
------------------------------------------------------------------------------------------------------------------------------------
Steven ELLIS                     16 May 2006       Purchase (SAYE)    541                698p            1,673         0.003%
------------------------------------------------------------------------------------------------------------------------------------
Anthony John HAMMOND             18 May 2006       Sale               712                1565p           Nil           0.00%
------------------------------------------------------------------------------------------------------------------------------------
Peter Frederick OWEN             16 May 2006       Purchase (SAYE)    575                766p            929           0.0002%
------------------------------------------------------------------------------------------------------------------------------------

Part B - Exercising Options

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                         Resultant holding of
                                                   Product name       Number of shares   Exercise        shares under option
Name                             Date of exercise  (e.g.              acquired           price ((pound)) Number            %
                                                   option/award)                         per share
------------------------------------------------------------------------------------------------------------------------------------
Steven ELLIS                     16 May 2006       Option (SAYE)      1,132              894p            17,779       0.003%
------------------------------------------------------------------------------------------------------------------------------------
Steven ELLIS                     16 May 2006       Option (SAYE)      541                698p            17,238       0.003%
------------------------------------------------------------------------------------------------------------------------------------
Peter Frederick OWEN             16 May 2006       Option (SAYE)      575                766p            47,891       0.009%
------------------------------------------------------------------------------------------------------------------------------------


                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:  May 22, 2006



                                       By:  /s/ Sarah Larkins
                                            ------------------------------------
                                            Name:  Sarah Larkins
                                            Title: Assistant Company Secretary